June 20, 2024

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	F3 Platform Biologics, Inc. Registration Statement on Form S-1 (File No. 333-272763)

Ladies and Gentlemen:

On behalf of F3 Platform Biologics, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-272763), as initially filed with the Securities and Exchange Commission (“Commission”) on June 20, 2023 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions at the time it was filed. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to offset fees due for a subsequently filed registration statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Matthew W. Mamak of Alston & Bird LLP, via email at matthew.mamak@alston.com.

Should you have any questions regarding this request for withdrawal, please contact the Company’s legal counsel, Matthew W. Mamak of Alston & Bird LLP, by telephone at (212) 210-1256.

Very truly yours,

F3 PLATFORM BIOLOGICS, INC.

/s/ Jonathan E. Peskoff
Jonathan E. Peskoff
Chief Executive Officer